Exhibit 99.1

CORRECTING and REPLACING - Fleetmatics Announces Third

Quarter 2012 Financial Results

Please note that the non-GAAP EPS guidance for fourth quarter of 2012 was correct at $0.17 to $0.18 per share, however the full year non-GAAP EPS guidance should have been $0.54 to $0.55 as corrected in this release. The remainder of the release issued yesterday was correct.

•	Milestone of over 300,000 subscribed vehicles attained

•	Total revenue of $33.2 million, up 39% year-over-year

•	GAAP EPS of $0.04; non-GAAP EPS of $0.19, up 171% year-over-year

•	Adjusted EBITDA of $10.1 million, up 80% year-over-year

Wellesley Hills, MA, November 9, 2012 — Fleetmatics (NYSE: FLTX), a leading global provider of fleet management solutions for commercial fleet vehicles, today announced financial results for its third quarter ended September 30, 2012.

“We are very pleased with the company’s strong third quarter performance which was highlighted by robust growth of subscriptions, revenue and adjusted EBITDA,” stated Jim Travers, Chief Executive Officer of Fleetmatics. “Our strong revenue growth is being driven by continued market demand, solid execution by our team and the value proposition of our comprehensive Software-as-a-Service fleet management solution to SMBs.”

Travers added, “The completion of our initial public offering was an important milestone for our company. Fleetmatics now has greater brand awareness and enhanced resources to execute its growth strategy and further extend its leadership position. Looking forward, there are numerous opportunities for Fleetmatics to continue to drive strong growth over the long-term, including acquiring new customers, increasing sales to existing customers, entering new geographies, introducing new features and further monetizing our data.”

Third Quarter 2012 Financial Highlights

•	Revenue: Total revenue for the third quarter was $33.2 million, an increase of 39% compared to $23.9 million for the third quarter of 2011.

•

Gross Profit: GAAP gross profit for the third quarter was $24.3 million, compared to $16.4 million for the third quarter of 2011. GAAP gross margin was 73% for the third quarter, compared to 69% during the same period last year.

•	Operating Income: GAAP operating income for the third quarter was $2.5 million, compared to $1.7 million for the third quarter of 2011.

•

Net Income: GAAP net income for the third quarter was $1.2 million, compared to $0.2 million for the same period last year. GAAP diluted net income per share for the third quarter was $0.04, based on 2.8 million weighted-average diluted shares outstanding, compared to $0.00, and based on 2.1 million weighted-average diluted shares outstanding, for the same period last year.

Non-GAAP adjusted earnings , which excludes stock-based compensation expenses and amortization of intangible assets and the tax effects related to these items, was $5.6 million for the quarter, up 191% compared to $1.9 million for the third quarter of 2011. Non-GAAP diluted adjusted earnings per share for the third quarter was $0.19 based on 29.5 million pro forma weighted-average diluted shares outstanding compared to $0.07 per share based on 28.8 million pro forma weighted-average diluted shares outstanding for the same period last year.

•

Adjusted EBITDA: Adjusted EBITDA for the third quarter was $10.1 million, an increase of 80% compared to $5.6 million for the third quarter of 2011. Adjusted EBITDA margin was 30.3% for the third quarter of 2012, compared to a 23.4% margin for the same period last year. Adjusted EBITDA is defined as net income (loss) plus provision for income taxes; interest (income) expense, net; foreign currency transaction gain (loss), net; depreciation and amortization of property and equipment; amortization of capitalized in-vehicle devices owned by customers; amortization of intangible assets; share-based compensation; management services agreement expense; and loss on extinguishment of debt.

•

Balance Sheet: As of September 30, 2012, Fleetmatics had cash of $9.0 million. Subsequent to the end of the quarter, Fleetmatics completed its initial public offering on October 11, 2012, which generated net proceeds of approximately $94 million.

The company used $0.9 million in net cash from operations and invested $5.1 million in capital expenditures, leading to free cash flow of negative $6.0 million for the third quarter of 2012.

A reconciliation of GAAP to non-GAAP financial measures has been provided in the financial statement tables included in this press release. An explanation of these measures is also included below under the heading “Non-GAAP Financial Measures.”

Third Quarter 2012 Operating Highlights

•	Fleetmatics ended the third quarter of 2012 with 303,000 active vehicles under subscription, up 40% compared to 217,000 during the third quarter of 2011.

•

Net churn during the third quarter was negative 2.1% compared to negative 0.6% during the third quarter of 2011. We calculate our net churn for a period by dividing (i) the number of vehicles under subscription added from existing customers less vehicles under subscription lost from existing customers over that period by (ii) the total vehicles under subscription at the beginning of that period. The negative net churn in each period means we added more vehicles from existing customers than we lost from those customers during the particular period.

Financial Outlook

As of November 8, 2012, Fleetmatics is initiating guidance for the fourth quarter and full year 2012 as follows:

Fourth Quarter 2012 Guidance: Total revenue is expected to be in the range of $34.2 million to $34.7 million. Adjusted EBITDA is expected to be in the range of $9.8 million to $10.6 million. Non-GAAP net income per share is expected to be in the range of $0.17 to $0.18 based on approximately 37.0 million weighted-average diluted shares outstanding. Fleetmatics’ non-GAAP results exclude an estimated $0.8 million of stock-based compensation expense, $0.6 million of intangible amortization, and $0.6 million relating to tax reserves.

Full Year 2012 Guidance: Total revenue is expected to be in the range of $125.8 million to $126.3 million. Adjusted EBITDA is expected to be in the range of $31.9 million to $32.7 million. Non-GAAP net income per share is expected to be in the range of $0.54 to $0.55 based on approximately 31.5 million weighted-average diluted shares outstanding. Fleetmatics’ non-GAAP results exclude an estimated $2.7 million of stock-based compensation expense, $2.3 million of intangible amortization, and $2.0 million relating to tax reserves.

Quarterly Conference Call

Fleetmatics will host a conference call today at 5:00 p.m. EST to review the company’s financial results for the third quarter of 2012, its business outlook and other matters. To access this call, dial +1-877-440-5803 (United States), or +1-719-325-4929 (international), with conference ID # 8720744. A live webcast of this conference call will also be available on the investor relations portion of the company’s website at ir.fleetmatics.com, and a replay will be archived on the website as well. A replay of this conference call will also be available through November 22, 2012, by dialing +1-877-870-5176 (United States), or +1-858-384-5517 (international). The recording access code is #8720744.

About Fleetmatics

Fleetmatics is a leading global provider of fleet management solutions for small and medium-sized businesses delivered as software-as-a-service (SaaS). Our solutions enable businesses to meet the challenges associated with managing local fleets, and improve the productivity of their mobile workforces, by extracting actionable business intelligence from real-time and historical vehicle and driver behavioral data.

Fleetmatics’ intuitive, cost-effective Web-based solutions provide fleet operators with visibility into vehicle location, fuel usage, speed and mileage, and other insights into their mobile workforce, enabling them to reduce operating and capital costs, as well as increase revenue. Fleetmatics serves more than 17,000 customers, tracking more than 300,000 vehicles worldwide.

Fleetmatics’ solutions are marketed and sold under both the Fleetmatics and SageQuest brands.

Investor Contact:

Seth Potter

ICR Inc. on behalf of Fleetmatics

(646) 277-1230

fleetmatics@icrinc.com

Media Contact:

Andrew Kraynak

Sr. Director of Marketing Communications

(888) 837-7243 x3328

andrew.kraynak@fleetmatics.com

Non-GAAP Financial Measures

In this release, Fleetmatics’ non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating income, non-GAAP net income, Non-GAAP diluted net income per share adjusted earnings, are not presented in accordance with generally accepted accounting principles (GAAP) and are not intended to be used in lieu of GAAP presentations of results of operations. Non-GAAP gross profit, Non-GAAP gross margin and Non-GAAP operating income exclude stock-based compensation expenses and amortization of intangible assets. Non-GAAP net income and Non-GAAP diluted net income per share exclude stock-based compensation expenses, and amortization of intangible assets and the tax effects related to these items.

Adjusted EBITDA is defined as net income (loss) plus provision for income taxes; interest (income) expense, net; foreign currency transaction gain (loss), net; depreciation and amortization of property and equipment; amortization of capitalized in-vehicle devices owned by customers; amortization of intangible assets; share-based compensation; management services agreement expense; and loss on extinguishment of debt.

Management presents these non-GAAP financial measures because it considers them to be important supplemental measures of performance. Management uses the non-GAAP financial measures for planning purposes, including analysis of the Company’s performance against prior periods, the preparation of operating budgets and to determine appropriate levels of operating and capital investments. Management also believes that the non-GAAP financial measures provide additional insight for analysts and investors in evaluating the Company’s financial and operational performance. However, these non-GAAP financial measures have limitations as an analytical tool and are not intended to be an alternative to financial measures prepared in accordance with GAAP. We intend to provide these non-GAAP financial measures as part of our future earnings discussions and, therefore, the inclusion of these non-GAAP financial measures will provide consistency in our financial reporting. Investors are encouraged to review the reconciliation of these non-GAAP measures to their most directly comparable GAAP financial measures. As previously mentioned, a reconciliation of our non-GAAP financial measures to their most directly comparable GAAP measures has been provided in the financial statement tables included below in this press release. The Company’s earnings press releases containing such non-GAAP reconciliations can be found on the Investors section of the Company’s web site at http://www.fleetmatics.com.

Forward Looking Statement

This press release contains “forward-looking statements”. within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about our growth strategy, extending our market leadership position, acquiring new customers, increasing sales to existing customers, entering new geographies, introducing new features, monetizing our data, and our expected financial results for the fourth quarter of 2012 and the full 2012 year. These forward-looking statements include, but are not limited to, plans, objectives, expectations and intentions and other statements contained in this press release that are not historical facts and statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control including, without limitation, risks associated with our ability to effectively and efficiently attract, sell to and retain SMB customers; our ability to retain and increase sales to our existing customers; expectations regarding the widespread adoption of fleet management solutions; our ability to expand the sales of our products to customers located outside the U.S.; keeping up with the rapid technological change required to remain competitive in our industry; and the price volatility of our common stock, and other risks set forth under the caption “Risk Factors” in the Company’s final prospectus related to its initial public offering filed pursuant to Rule 424b under the Securities Act with the Securities and Exchange Commission on October 5,2012, as updated by our subsequently furnished or filed quarterly reports on Form 6-K, annual reports on Form 20-F and other filings that we make with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.

FLEETMATICS GROUP PLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Subscription revenue	$33,225	$23,865	$91,630	$66,452
Cost of subscription revenue	8,931	7,469	26,263	20,935

Gross profit	24,294	16,396	65,367	45,517

Operating expenses:
Sales and marketing	10,301	8,548	30,500	24,496
Research and development	1,870	1,630	5,244	4,373
General and administrative	9,660	4,539	23,889	13,125

Total operating expenses	21,831	14,717	59,633	41,994

Income from operations	2,463	1,679	5,734	3,523
Interest income (expense), net	(563)	(621)	(1,667)	(1,777)
Foreign currency transaction gain (loss), net	214	(392)	72	250
Loss on extinguishment of debt	—	—	(934)	—
Other income (expense), net	(32)	—	(32)	—

Income before income taxes	2,082	666	3,173	1,996
Provision for income taxes	868	463	2,325	197

Net income	1,214	203	848	1,799
Accretion of redeemable convertible preferred shares to redemption value	(113)	(112)	(336)	(333)
Net income attributable to participating securities	(1,041)	(86)	(484)	(1,388)

Net income attributable to ordinary shareholders	$60	$5	$28	$78

Net income per share attributable to ordinary shareholders:
Basic	$0.04	$0.00	$0.02	$0.05

Diluted	$0.04	$0.00	$0.02	$0.05

Weighted average ordinary shares outstanding:
Basic	1,523,818	1,497,150	1,514,673	1,497,150

Diluted	2,828,225	2,130,600	2,656,521	1,963,980

Pro forma net income per share attributable to ordinary shareholders:
Basic	$0.04	$0.01	$0.03	$0.06

Diluted	$0.04	$0.01	$0.03	$0.06

Pro forma weighted average ordinary shares outstanding:
Basic	28,177,197	28,150,530	28,168,052	28,150,530

Diluted	29,481,604	28,783,980	29,309,900	28,617,360

FLEETMATICS GROUP PLC

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

(Unaudited)

	September 30, 2012	December 31, 2011
Assets
Current assets:
Cash	$9,007	$8,615
Restricted cash	75	592
Accounts receivable, net of allowances of $1,246 and $1,237 at September 30, 2012 and December 31, 2011, respectively	7,877	5,376
Deferred tax assets	8,200	8,343
Prepaid expenses and other current assets	7,690	5,425

Total current assets	32,849	28,351
Property and equipment, net	37,345	26,848
Goodwill	24,879	24,879
Intangible assets, net	7,592	9,341
Deferred tax assets, net	3,975	4,298
Other assets	11,702	5,859

Total assets	$118,342	$99,576

Liabilities, Redeemable Convertible Preferred Shares and Shareholders’ Deficit
Current liabilities:
Accounts payable	$6,768	$5,398
Accrued expenses and other current liabilities	12,730	12,382
Deferred revenue	16,672	18,679
Amounts due under Revolving Credit Facility	8,286	—
Current portion of long-term debt	1,250	750

Total current liabilities	45,706	37,209
Deferred revenue	8,114	7,741
Accrued income taxes	18,111	17,825
Long-term debt, net of discount of $593 and $449 at September 30, 2012 and December 31, 2011, respectively	23,157	16,301
Other liabilities	747	726

Total liabilities	95,835	79,802

Redeemable convertible preferred shares	131,174	130,839
Total shareholders’ equity (deficit)	(108,667)	(111,065)

Total liabilities, redeemable convertible preferred shares and shareholders’ equity (deficit)	$118,342	$99,576

FLEETMATICS GROUP PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Nine Months Ended September 30,
	2012	2011
Cash flows from operating activities:
Net income	$848	$1,799
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization of property and equipment	6,965	5,508
Amortization of capitalized in-vehicle devices owned by customers	468	239
Amortization of intangible assets	1,749	2,511
Amortization of deferred commissions, other deferred costs and debt discount	3,632	2,766
Provision for deferred tax assets	512	758
Provision for accounts receivable allowances	1,084	588
Unrealized foreign currency transaction (gain) loss	(67)	(269)
Loss on disposal of property and equipment and other assets	853	707
Share-based compensation	1,873	1,627
Loss on extinguishment of debt, non-cash portion	405	—
Changes in operating assets and liabilities:
Accounts receivable	(3,549)	(2,826)
Prepaid expenses and other current and long-term assets	(8,951)	(4,535)
Accounts payable, accrued expenses and other current liabilities	(2,387)	(859)
Accrued income taxes	286	(761)
Deferred revenue	(1,718)	(10,219)

Net cash provided by (used in) operating activities	2,003	(2,966)

Cash flows from investing activities:
Purchases of property and equipment	(14,161)	(8,284)
Capitalization of internal-use software costs	(650)	(505)
Net (increase) decrease in restricted cash	517	(387)

Net cash used in investing activities	(14,294)	(9,176)

Cash flows from financing activities:
Proceeds from issuance of Term Loan, net of discount and issuance costs	23,861	—
Proceeds from borrowings under Revolving Credit Facility	8,286	—
Proceeds from exercise of stock options	27	—
Excess tax benefits from share-based awards	20	—
Payments of Senior Secured Notes	(17,500)	—
Payments of initial public offering costs	(1,556)	—
Payments of capital lease obligations	(282)	(54)

Net cash provided by (used in) financing activities	12,856	(54)

Effect of exchange rate changes on cash	(173)	(70)

Net increase (decrease) in cash	392	(12,266)
Cash, beginning of period	8,615	23,054

Cash, end of period	$9,007	$10,788

Supplemental disclosure of cash flow information:
Cash paid for interest	$974	$1,677
Cash paid for income taxes	$1,982	$(236)
Supplemental disclosure of non-cash financing and investing activities:
Accretion of redeemable convertible preferred shares to redemption value	$336	$333
Acquisition of property and equipment through capital leases	$31	$822
Additions to property and equipment included in accounts payable at the balance sheet dates	$1,119	$1,185
Deferred initial public offering costs included in accounts payable or accrued expenses	$2,105	$—

RECONCILIATION OF GAAP NET INCOME TO ADJUSTED EBITDA

(In thousands)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Net income (loss)	$1,214	$203	$848	$1,799
Provision for income taxes	868	463	2,325	197
Interest (income) expense, net	563	621	1,667	1,777
Foreign currency transaction (gain) loss, net	(214)	392	(72)	(250)
Depreciation and amortization of property and equipment	2,490	1,868	6,965	5,508
Amortization of capitalized in-vehicle devices owned by customers	160	101	468	239
Amortization of intangible assets	583	837	1,749	2,511
Share-based compensation	904	549	1,873	1,627
Management Services Agreement expense	3,503	559	5,303	1,658
Loss on extinguishment of debt	—	—	934	—

Adjusted EBITDA	$10,071	$5,593	$22,060	$15,066

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP ADJUSTED EPS

(In thousands, except share and per share data)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Net income (loss)	$1,214	$203	$848	$1,799
Amortization of intangible assets	583	838	1,749	2,511
Share-based compensation	904	549	1,873	1,627
Foreign currency transaction (gain) loss, net	(214)	392	(72)	(250)
Loss on extinguishment of debt	—	—	934	—
Management Services Agreement expense	3,503	559	5,303	1,658
Tax effect of non-GAAP adjustments above at 15%	(716)	(351)	(1,468)	(832)
Tax reserve component of income tax provision	369	(253)	1,464	(760)

Adjusted earnings	$5,643	$1,937	$10,631	$5,753

Pro forma weighted average ordinary shares outstanding—diluted	29,481,608	28,783,983	29,309,904	28,617,363
Non-GAAP Adjusted EPS	$0.19	$0.07	$0.36	$0.20